

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 18, 2008

Via U.S. Mail and Fax

Mr. Timothy T. Page
Chief Executive Officer and Chairman of Boards of Directors
Lion Capital Holdings, Inc.
9211 Waterford Centre Blvd, Suite 200
Austin, TX 78758

> **RE:** **Lion Capital Holdings, Inc.**
> **Form 10-KSB/A for the year December 31, 2007**
> **Filed on April 15, 2008 and amended on September 18, 2008**
> **File no. 0-49811**

Dear Mr. Page:

     We have completed our review of the above filing and do not, at this time, have any further comments.

     Sincerely,

     Terry French
     Accountant Branch Chief